UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: Intel Corporation

NAME OF PERSONS RELYING ON EXEMPTION: The Anti-Defamation League & JLens

ADDRESS OF PERSON RELYING ON EXEMPTION: 605 3rd Ave, New York, NY 10158

WRITTEN MATERIALS: The following written material is attached – Proxy Memorandum, dated April 11, 2025

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. The Anti-Defamation League & JLens are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by JLens and its affiliates. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: The Anti-Defamation League & JLens are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

PROXY MEMORANDUM

To:	Shareholders of Intel Corporation (the “Company” or “Intel”)
From:	The Anti-Defamation League (“ADL”) & JLens (together, “we”)
Date:	April 11, 2025
Re:	The case to vote AGAINST Proposal 5 (“Ethical Impact Assessment”) on Intel’s 2025 Proxy Statement

We Urge You to Vote AGAINST Proposal 5 in Intel’s 2025 Proxy Statement

Proposal 5 asks Intel to conduct an Ethical Impact Assessment. While framed as a call for ethical oversight, the proposal appears to explicitly align with the Boycott, Divestment, and Sanctions (“BDS”) movement to pressure companies into severing ties with Israel. Intel, which has significant operations in Israel, has historically been a key BDS target [1]. In our view, Proposal 5 is a politically motivated proposal that seeks to isolate Israel economically.

What is BDS, and Why Does It Matter

The BDS movement calls for boycotts, divestment, and sanctions to pressure companies, institutions, and governments into cutting ties with Israel. Despite its outward claim of promoting human rights, BDS exhibits a disproportionate focus on Israel while largely overlooking or downplaying other conflict zones [2]. This targeting often takes the form of shareholder proposals and “watchlists,” both designed to pressure businesses operating in Israel to withdraw or face economic isolation.

We Strongly Believe This Proposal is Designed to Serve the Goals of the BDS Movement, Not to Promote Human Rights

While Proposal 5 may appear framed as a neutral assessment of Intel’s ethics and human rights policies, in practice, we believe that the proposal reflects tactics long used by BDS proponents to stigmatize companies that do business with Israel. Proposal 5 makes no attempt to establish a connection between Intel’s operations and any specific human rights violations. Rather, it asserts that conducting business in Israel is inherently unethical, a position that reflects a broader political agenda rather than a genuine concern for human rights due diligence.

This proposal seeks to exploit ESG frameworks to advance political aims by:

●	Weaving in False Allegations into Seemingly Reasonable Human Rights Rhetoric: We believe the human rights language in this proposal weaves in false allegations and inflammatory language like “human rights violations”, “crimes against humanity” and “potential genocide in Gaza” in a thinly veiled attempt to distract from what appears to be the proponent’s main strategy of rallying BDS activists against Israel, and to drive negative media coverage.
●	Unfairly Calling Out Israel: We believe a fair analysis would consider the complexities of each region. By calling out Israel explicitly, this proposal aligns with the BDS movement tactic of demonizing and delegitimizing the State of Israel.
●	Framing standard business operations as unique ethical risks: The shareholder resolution in question identifies Intel’s standard business operations in Israel, including commercial contracts and its status as a major private employer, and attempts to cast them as extraordinary ethical concerns. This framing suggests that Israel, uniquely among countries, transforms routine business activities into matters of moral scrutiny. Intel operates in over 40 countries [3], often under contracts with governments, militaries, and public sector entities. Yet, it is only Israel that is singled out as posing an inherent ethical risk. This double standard implies that normal operations—like employing local staff, investing in infrastructure, or providing commercial technologies—become ethically suspect solely because they occur in Israel.
●	Undermining Israel’s Economy by Targeting Intel’s Presence: Intel plays a vital role in Israel’s economy. As of 2022, the Company has more than 11,000 employees in Israel, operates a global manufacturing hub in Israel and contributes more than 1.7% to Israel’s total GDP [4]. A proposal targeting Intel’s operations in Israel could, therefore, have a substantial impact on the country’s economic stability.
●	Disrupts Intel’s Business Activities: Intel’s workforce in Israel represents approximately 10% of the Company’s 108,900 employees [5]. Conducting an ethical impact assessment on the Company’s business operations in Israel, which the proposal asserts are morally and legally unsound, would implicate a large portion of Intel’s business activities and could disrupt Intel’s ability to conduct business. Additionally, acquiescing to the demands of the BDS movement could create a snowball effect in which political activists are empowered to label other business operations as illegitimate based on their political criteria.

The Proposal Ignores Israel’s Critical Security Context

The October 7, 2023 attacks—where Hamas terrorists murdered over 1,200 civilians, raped women, killed children, and took over 250 hostages—were the worst attacks against the Jewish people since the Holocaust [6] [7]. These attacks underscore the necessity of robust defense capabilities. Yet, Proposal 5 seemingly disregards this reality and omits Israel’s right to protect its citizens, effectively recasting defensive actions as controversial and labeling Israel’s self-defense as alleged “human rights violations”, “crimes against humanity” and even “potential genocide.”

Israel faces persistent hostility from groups openly committed to its destruction. Operations in Gaza following the attacks of October 7, 2023, were essential to safeguarding civilians. However, Proposal 5 treats such support as problematic and:

●	Overlooks Israel’s Safeguards: Israel uses measures such as evacuation notices, humanitarian corridors, and real-time targeting reviews to minimize harm to civilians, yet the proposal ignores these efforts.

●	Undermines Sovereignty: By framing Intel’s economic activity in Israel as illegitimate due to Israel’s defense partnerships, the proposal denies Israel’s right to self-defense and sets a risky precedent—one that could be applied to other U.S. allies facing security threats.
●	Portrays Israel’s Partnerships as Ethically Suspect: The proposal labels legitimate economic activity as controversial.
●	Ignores National Security Reality: The proposal overlooks that no country under regular attack can forgo robust means of protecting civilian lives.

This strategy follows a familiar BDS pattern: eroding support for Israel through reputational pressure under the guise of human rights advocacy. Portraying Israel’s defense measures as inherently suspicious marginalizes the real-world necessity of responding to terror attacks and ongoing existential threats.

The Proposal Relies on Biased and Unreliable Sources

Much of the proposal’s supporting argument is drawn from a web of allied organizations known to advocate for boycotts or divestment against Israel. None of the source materials referenced in the proposal, however, allege any involvement by Intel in the cited human rights concerns. In fact, the Company is not mentioned specifically in connection with any of the alleged violations. Regardless, by anchoring its premise in such biased sources, the proposal undercuts its own credibility, relying on faulty pillars of partisan information rather than balanced, independently verified evidence.

●	Amnesty International directly states that “Israeli authorities deepened the apartheid system oppressing Palestinians in Israel and the Occupied Palestinian Territories, by implementing laws and policies of segregation, deprivation and forced displacement” [8] and has called recent Israeli operations in Gaza “war crimes” [9]. A recently published report was found to “demonize and delegitimize” Israel [10]. Most concerning, Amnesty seems to claim that Israel launched an offensive against Gaza, citing in their report, “on October 7, 2023, Israel embarked on a military offensive in the occupied Gaza strip” —failing to mention that Israel’s operations in Gaza were a direct response to the mass attack by Hamas on Israel that began the October 7th conflict.
●	Human Rights Watch has been previously accused of being anti-Israel and regularly labels Israel as an apartheid state, as is evident in a report from 2021 [11] [12]. The founder of Human Rights Watch, Robert L. Bernstein, denounced the organization for focusing more on condemning Israel for international law violations than any other country [13].
●	United Nations Human Rights Council (“UNHRC”) is widely recognized as biased against Israel—including by former UN Secretary-General Ban Ki-moon [14]—and has adopted more condemnations of Israel than any other country [15]. The UNHRC also maintains a formal blacklist of companies in Israeli-controlled territories.

By citing sources with clear anti-Israel agendas and longstanding credibility concerns, we believe Proposal 5 skews perceptions of business operations in Israel, presenting them as morally or legally suspect. It relies on distorted and ideologically motivated information without offering balanced context.

Conclusion: Vote NO to a Politically-Charged Proposal and Protect Shareholder Interests

In short, Proposal 5 introduces reputational and operational risks without offering any substantive improvement to human rights due diligence, thereby jeopardizing Intel’s capacity to conduct regular business activities and serve its diverse stakeholders, including U.S. allies, in a complex global security environment.

Proposal 5 reflects a BDS-aligned effort to stigmatize lawful business relationships, particularly those with Israel, instead of genuinely enhancing human rights oversight. By voting AGAINST this proposal, we believe shareholders can help ensure that Intel remains committed to responsible operations, consistent with U.S. law and strategic security priorities, without yielding to politicized pressure campaigns that unfairly target Israel.

Thank you for your careful consideration.

For more information, please contact Dani Nurick, JLens Director of Advocacy, at
dani@jlensnetwork.org.

Endnotes:

1.	Boycott, Divestment, Sanctions (BDS) Movement, "No Tech for Oppression, Apartheid or Genocide", https://www.bdsmovement.net/no-tech-oppression-apartheid-or-genocide.
2.	NGO Monitor, Overview of BDS Campaigns, 2023 (describing BDS’s disproportionate focus on Israel and limited engagement with other disputes).
3.	Intel Corporation, "Locations", https://www.intel.com/content/www/us/en/jobs/locations.html.
4.	Intel Corporation, "Intel in Israel", https://www.intel.com/content/www/us/en/corporate-responsibility/intel-in-israel.html.
5.	Intel Corporation, "Form 10-K for Fiscal Year Ended December 28, 2024", filed January 31, 2025, https://www.intc.com/filings-reports/all-sec-filings/content/0000050863-25-000009/0000050863-25-000009.pdf.
6.	Oct 7 Map, "Oct 7, 2023 Hamas Attacks on Israel", Oct7Map.com, https://oct7map.com/.
7.	Myra, "Hamas Attacks on Israel: Sexual Violence in Conflict", The New York Times, December 28, 2023, https://www.nytimes.com/2023/12/28/world/middleeast/oct-7-attacks-hamas-israel-sexual-violence.html.
8.	Amnesty International, "Israel and Occupied Palestinian Territories", https://www.amnesty.org/en/location/middle-east-and-north-africa/middle-east/israel-and-occupied-palestinian-territories/.
9.	Amnesty International, “Israel/OPT: US-made munitions killed 43 civilians in two documented Israeli air strikes in Gaza – new investigation”, December 5, 2023, https://www.amnesty.org/en/latest/news/2023/12/israel-opt-us-made-munitions-killed-43-civilians-in-two-documented-israeli-air-strikes-in-gaza-new-investigation/.
10.	Wasserman Schultz, Debbie, "Wasserman Schultz Statement on Israel's Right to Self-Defense", https://wassermanschultz.house.gov/news/documentsingle.aspx?DocumentID=2775.

11.	Glick, Caroline B., "Human Rights Watch’s Hostility Toward Israel", Wall Street Journal, July 27, 2023. https://www.wsj.com/articles/human-rights-watch-anti-israel-roth-soros-3daa677d.
12.	Lubell, Maayan, "Israel Is on Rampage Against Human Rights, New HRW Chief Says", Reuters, March 30, 2023, https://www.reuters.com/world/middle-east/israel-is-on-rampage-against-human-rights-new-hrw-chief-says-2023-03-30/.
13.	Human Rights Watch, “Gaza: Apparent War Crimes During May Fighting”, July 27, 2021, https://www.hrw.org/news/2021/07/27/gaza-apparent-war-crimes-during-may-fighting.
14.	Former UN Secretary-General Ban Ki-moon acknowledged the UNHRC’s persistent focus on Israel as an area of concern, referencing its “disproportionate number of resolutions” targeting Israel, https://www.independent.co.uk/news/world/middle-east/ban-kimoon-united-nations-disproportionate-israel-focus-resolutions-palestinians-human-rights-danny-danon-a7481961.html?.
15.	United Nations Human Rights Council, Database of Business Enterprises Involved in Certain Activities Relating to the Occupied Palestinian Territory, United Nations Office of the High Commissioner for Human Rights (OHCHR), 2020, https://www.ohchr.org/en/business/bhr-database.

About the Anti-Defamation League
ADL is the leading anti-hate organization in the world. Founded in 1913, its timeless mission is “to stop the defamation of the Jewish people and to secure justice and fair treatment to all.” Today, ADL continues to fight all forms of antisemitism and bias, using innovation and partnerships to drive impact. A global leader in combating antisemitism, countering extremism and battling bigotry wherever and whenever it happens, ADL works to protect democracy and ensure a just and inclusive society for all. More at www.adl.org.

About JLens
JLens’ mission is to empower investors to align their capital with Jewish values and advocate for Jewish communal priorities in the corporate arena. Founded in 2012 to give the Jewish community a strategic presence in this influential arena, JLens promotes Jewish values and interests, including combating antisemitism and Israel delegitimization. More at www.jlensnetwork.org.

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